UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 26, 2010

Commission File Number: 001-33916

GEROVA FINANCIAL GROUP LTD.
(formerly known as Asia Special Situation Acquisition Corp.)

c/o M&C Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY 1-1104

Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

GEROVA FINANCIAL GROUP, LTD. (“GEROVA” OR THE “COMPANY”) AND THE OTHER ENTITIES DESCRIBED IN THIS FORM 6-K (COLLECTIVELY, THE “TARGET COMPANIES”) CLAIM THE PROTECTION OF THE SAFE HARBOR FOR “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. SUCH FORWARD-LOOKING STATEMENTS, BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF MANAGEMENT OF THE COMPANY REGARDING, AMONG OTHER THINGS, THE BUSINESS OF THE COMPANY, ARE SUBJECT TO RISKS AND UNCERTAINTIES, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS: (1) DIFFICULTIES ENCOUNTERED IN INTEGRATING THE ACQUIRED ASSETS AND COMPANIES; (2) OFFICERS AND DIRECTORS ALLOCATING THEIR TIME TO OTHER BUSINESSES AND POTENTIALLY HAVING CONFLICTS OF INTEREST WITH THE COMPANY’S BUSINESS; (3) SUCCESS IN RETAINING OR RECRUITING, OR CHANGES REQUIRED IN, THE COMPANY’S OFFICERS, KEY EMPLOYEES OR DIRECTORS FOLLOWING THE ACQUISITIONS (AS DEFINED BELOW); (4) THE POTENTIAL LIQUIDITY AND TRADING OF THE COMPANY’S PUBLIC SECURITIES; (5) THE COMPANY’S REVENUES AND OPERATING PERFORMANCE; (6) CHANGES IN OVERALL ECONOMIC CONDITIONS; (7) THE RESULTS OF ANTICIPATED BUSINESS DEVELOPMENT ACTIVITIES OF THE COMPANY FOLLOWING THE ACQUISITIONS; (8) RISKS AND COSTS ASSOCIATED WITH REGULATION OF CORPORATE GOVERNANCE AND DISCLOSURE STANDARDS (INCLUDING PURSUANT TO SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002); AND (9) OTHER RISKS REFERENCED FROM TIME TO TIME IN THE COMPANY’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND THOSE FACTORS LISTED UNDER “RISK FACTORS” IN THE DEFINITIVE PROXY STATEMENT DATED AS OF JANUARY 5, 2010 (THE “PROXY STATEMENT”). THE INFORMATION SET FORTH HEREIN SHOULD BE READ IN LIGHT OF SUCH RISKS. THE COMPANY DOES NOT ASSUME ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED IN THIS REPORT.

THE INFORMATION ON NEITHER THE COMPANY’S WEBSITE NOR THE TARGET COMPANIES’ WEBSITE IS, AND SHALL NOT BE DEEMED TO BE, A PART OF THIS CURRENT REPORT OR INCORPORATED IN FILINGS THE COMPANY OR THE TARGET COMPANIES MAKE WITH THE SEC.

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR THERE ANY SALE OF SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

Completion of Acquisition

On January 20, 2010, the Company completed its business combination by the acquisition of one insurance company together with approximately $650.0 million of assets from two unaffiliated investment funds. The acquisition of two additional insurance companies is subject to completion of definitive agreements and regulatory approvals. In connection with the closing, the Company changed its name to “GEROVA Financial Group Ltd.”

The consummated transactions (the “Acquisitions”) are: (i) the assets and liabilities or equity interests of various pooled investment vehicles managed by Stillwater Capital Partners, Inc. (“Stillwater”), which also includes an approximate 38% interest in Northstar Group Holdings, Ltd., a Bermuda insurance company (“Northstar”); (ii) an 81.5% interest in Amalphis Group, Inc. (“Amalphis”); and (iii) the assets and investments held by Wimbledon Financing Master Fund Ltd. and Wimbledon Real Estate Financing Fund Ltd. (the “Wimbledon Funds”).

In accordance with the terms of the Acquisitions, (i) Stillwater received up to approximately 541,250 ASSAC Series A Fixed Price Mandatory Convertible Preferred Shares (the “Preferred Shares”) plus additional consideration payable to Stillwater for the provision of certain services, the assets and liabilities or equity interests of various pooled investment vehicles, (ii) Amalphis and certain of its securityholders, received 87,000 Preferred Shares, and (iii) the Wimbledon Funds received 114,000 Preferred Shares.  The Preferred Shares automatically commence to convert into ordinary shares at $7.50 per share, beginning July 31, 2010, at the rate of 16-2/3% of such ordinary shares per month, thereby converting all of the Preferred Shares into ordinary shares by December 31, 2010.  The number of ordinary shares to be issued upon conversion of the Preferred Shares is subject to post-closing adjustments based upon the appraisals of the net asset values (as of December 31, 2009) of a majority of the assets of the Stillwater and Wimbledon funds.

The Acquisitions were approved by more than 68% of the shareholders of the Company voting at the Extraordinary General Meeting of Shareholders.  Approximately 3,278,991 shares issued in the Company’s initial public offering voted against the transactions and elected to be converted into a pro rata portion of the proceeds from the initial public offering and held in trust ($10.00 per share), representing less than 35% of the shares issued in the initial public offering.  Additionally, the Company purchased an aggregate of 7,916,656 ordinary shares from third party shareholders, including Victory Park Capital Advisors, LLC, for an aggregate purchase price of $79,166,560.

Entry into Material Definitive Agreements

Registration Rights Agreement

In connection with the consummation of the Acquisitions, the Company entered into that certain Registration Rights Agreement, dated as of January 20, 2010 (the “Registration Rights Agreement”), with Stillwater and its affiliates (in each case on behalf of the funds they manage) and the Wimbledon Funds. Pursuant to the Registration Rights Agreement, Stillwater, its affiliates and the Wimbledon Funds are entitled to registration rights, subject to certain limitations, with respect to the ordinary shares which they may receive upon conversion of the Preferred Shares they received in the Acquisitions. Within 90 days of the Acquisitions, the Company is required to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), to register for resale such ordinary shares via a shelf registration statement (“Shelf Registration Statement”).  Should the Shelf Registration Statement not be declared effective by July 31, 2010, the Company will be required to issue additional ordinary shares as partial liquidated damages at a rate of 1.0% of the total number of unregistered ordinary shares up to a maximum of 10%. The Company will bear the expenses incurred in connection with the filing of any Shelf Registration Statement.  In addition, Stillwater and its affiliates and the Wimbledon Funds have covenanted and agreed to not distribute the Preferred Shares to any person who was a limited partner or a shareholder without the prior written consent of the Company.

The preceding summary of the material provisions of the Registration Rights Agreement is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.1 to this interim report on Form 6-K.

Management Agreements

The Company and Weston Capital Asset Management, LLC (“Weston”) entered into the management agreements described under “Material Terms of the Acquisition Proposal—Wimbledon Agreements—Weston Management Agreements” beginning on page 70 of the Proxy Statement, which information is incorporated herein by reference.

The summary of the material provisions of these management agreements in the Proxy Statement is qualified in its entirety by reference to the complete text of the management agreements, copies of which are filed as Exhibits 10.2 and 10.3 to this interim report on Form 6-K.

The Company and Stillwater entered into the management agreement described under “Material Terms of the Acquisition Proposal—Stillwater Agreements—Stillwater Management Agreement” beginning on page 66 of the Proxy Statement, which information is incorporated herein by reference.

The summary of the material provisions of this management agreement in the Proxy Statement is qualified in its entirety by reference to the complete text of the management agreement, a copy of which is filed as Exhibit 10.4 to this interim report on Form 6-K.

Business

A description of the business of the Company and Amalphis is included in the Proxy Statement under “Business of ASSAC” beginning on page 85 of the Proxy Statement and “Business of Allied Provident Organization” beginning on page 98 of the Proxy Statement, which information is incorporated herein by reference.

Risk Factors

The risks associated with the business of the Company and of Amalphis are described under “Risk Factors” beginning on page 133 of the Proxy Statement, which information is incorporated herein by reference.

Financial Information

Certain financial information related to the business of Company and Amalphis is set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ASSAC” beginning on page 92 of the Proxy Statement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Allied Provident Organization” beginning on page 108 of the Proxy Statement, which information is incorporated herein by reference.

Properties

Information regarding the properties of the Company and Amalphis is set forth under “Business of ASSAC—Properties, Plants and Equipment” on page 90 of the Proxy Statement and under “Business of Amalphis—Properties” on page 107 of the Proxy Statement., which information is incorporated herein by reference.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to the Company regarding the beneficial ownership of the Company’s ordinary shares immediately following the consummation of the Acquisitions by:

•	each person known by the Company to be the beneficial owner of more than 5% of the Company’s ordinary shares on January 22, 2010;

•	each of the Company’s executive officers and directors; and

•	all executive officers and directors of the Company as a group.

The Preferred Shares are not convertible into ordinary shares until, at the earliest, July 31, 2010.  Unless otherwise indicated, the Company believes that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them, subject to the voting provisions described under “Material Terms of the Acquisition Proposal—Stillwater Agreements—Terms of Preferred Shares” on page 65 of the Proxy Statement and under “Material Terms of the Acquisition Proposal—Wimbledon Agreements—Terms of Preferred Shares” on page 69 of the Proxy Statement, which information is incorporated herein by reference.

Name of Beneficial Owner (1)	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Shares Beneficially Owned (2)(3)(4)(6)
Marshall Manley	5,333,333	4.2%
Arie Jan van Roon(5)(7)	1,937,500	1.5%
Jack Doueck (6)	1,878,542	1.5%
Dr. Gary Hirst(7)	683,600	*
Michael Hlavsa	62,500	*
Leonard de Waal	0	-
Arie Bos	0	-
Keith Laslop	0	-
Michael Kantor	0	-
Tore Nag	0	-
All directors and executive officers as a group(5)(6)(7) (ten persons)	9,895,475	7.8%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each holder is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY 1-1104, Cayman Islands.

(2)
Based on approximately 126,500,000 fully-diluted ordinary shares immediately after the consummation of the Acquisitions, which assumes conversion of all outstanding Preferred Shares and all outstanding warrants, regardless of when such instruments may be converted or exercised.

(3)
An aggregate of 15,200,000 of the Company’s ordinary shares will be issuable to the Wimbledon Financing Master Fund Ltd. (“WFMF”) and Wimbledon Real Estate Financing Master Fund Ltd. (“WREF”) upon conversion of the 106,000 Preferred Shares and the 8,000 Preferred Shares currently owned by WFMF and WREF, respectively, based on a stated value of $1,000 per preferred share and a conversion price of $7.50.  Such Preferred Shares cannot be converted into ordinary shares of the Company until July 31, 2010 (the “Conversion Date”).  Up to one-sixth of the Preferred Shares may be converted into ordinary shares each month for the six month period following the Conversion Date.   The Preferred Shares entitle the holders thereof to vote on an “as converted” basis with respect to all matters presented to the holders of the Company’s ordinary shares for approval, but WFMF and WREF are required to vote in accordance with the recommendations of a majority of the members of the Board of Directors of the Company, subject to limited exceptions, until the Conversion Date.  Weston Capital Asset Management LLC (“Weston”), a wholly-owned subsidiary of Weston Capital Management LLC (“WCM”), is the investment manager for WFMF and WREF, and Weston and WCM  may be deemed to beneficially own any shares beneficially owned by WFMF or WREF.     The business address of Weston, WCM, WFMF and WREF is 264 Riverside Avenue, Westport, Connecticut 06880.  Neither Weston, WREF nor WFMF currently own any of the Company’s ordinary shares, and each of Weston, WCM, WREF, WFMF and their respective principals have disclaimed beneficial ownership of any ordinary shares issuable upon conversion of their Preferred Shares to the extent that the Preferred Shares are not currently convertible and will not become convertible within 60 days.

(4)
An aggregate of 7,600,000 of the Company’s ordinary shares will be issuable to Amalphis Group, Inc. upon conversion of the 57,000 Preferred Shares currently owned by Amalphis Group, Inc., based on a stated value of $1,000 per preferred share and a conversion price of $7.50.  Such Preferred Shares cannot be converted into ordinary shares of the Company until the Conversion Date.  Up to one-sixth of the Preferred Shares may be converted into ordinary shares each month for the six month period following the Conversion Date.   The Preferred Shares entitle the holders thereof to vote on an “as converted” basis with respect to all matters presented to the holders of the Company’s ordinary shares for approval. The address for Amalphis Group, Inc. is c/o Beacon Fund Advisors Ltd., Beacon Capital Management Limited, Harbour House, Waterfront Drive, P.O. Box 972, Road Town, Tortola, British Virgin Islands, VG1110.

(5)
Noble Investment Fund Limited is a Gibraltar-based company that invests and manages portfolio investments of other investment funds. Mr. van Roon is the natural person with sole voting, investment and dispositive power over all assets of Noble Investment Fund Limited (including our ordinary shares and insider warrants), and shares listed in the table as beneficially owned by him include those owned by Noble Investment Fund Limited. Mr. van Roon is also the sole shareholder, officer and director of Pure Glow Finance Limited, the sole investment advisor of Noble Investment Fund Limited. Noble Investment Fund Limited owns 33.3% of the membership interests in Ho Capital Management LLC. Under the terms of the operating agreement of Ho Capital Management LLC, Noble Investment Fund Limited has a beneficial interest in 437,500 shares or 33.3% of the 1,312,500 shares owned by Ho Capital Management LLC, and upon consummation of a business combination, has the right to withdraw as a member of Ho Capital Management LLC and receive a distribution of 437,500 ordinary shares as well as 50% of the 5,725,000 insider warrants to be owned by Ho Capital Management LLC. However, the amount of shares listed for each of Mr. van Roon and for Noble Investment Fund Limited includes all of the 1,312,500 shares beneficially owned by Ho Capital Management LLC because Noble Investment Fund Limited jointly controls Ho Capital Management LLC with Angela Ho, and, as such, share voting and dispositive control over its shares. The amount of shares listed for each of Mr. van Roon and for Noble Investment Fund Limited includes 500,000 shares beneficially owned by them through Allius Ltd. This does not include a 50% beneficial interest in the 5,725,000 insider warrants and the 5,725,000 ordinary shares issuable upon exercise of the insider warrants.

(6)
Includes 266,667 ordinary shares issued to Stillwater Capital Partners, Inc. upon consummation of the Acquisitions. Also includes an estimate of 1,611,875 ordinary shares underlying an estimate of 12,090 Preferred Shares beneficially owned by Stillwater or its affiliates (the “Stillwater Parties”). Such Preferred Shares were issued to the Stillwater Parties upon consummation of the Acquisitions in exchange for their investments in the Stillwater funds pursuant to the terms of the Acquisitions. Such estimated numbers are subject to adjustment based on audits currently being performed with respect to the Stillwater funds. Does not include an aggregate of 529,160 Preferred Shares, which are convertible into 70,554,792 (subject to adjustments based upon the results of such audits) ordinary shares held of record by Stillwater Capital Partners, Inc. or its affiliates, including certain of the Stillwater funds, on behalf of the various investors thereof pursuant to the terms of the Acquisitions. Such Preferred Shares cannot be converted into ordinary shares of the Company until the Conversion Date. Up to one-sixth of the Preferred Shares may be converted into ordinary shares each month for the six month period following the Conversion Date.   The Preferred Shares entitle the holders thereof to vote on an “as converted” basis with respect to all matters presented to the holders of the Company’s ordinary shares for approval, but the Stillwater Parties are required to vote in accordance with the recommendations of a majority of the members of the Board of Directors of the Company, subject to limited exceptions, until the Conversion Date. The Stillwater Parties disclaim any voting or dispositive power over such shares. Stillwater Capital Partners, Inc. is managed and controlled by Jack Doueck and Richard Rudy. Messrs. Doueck and Rudy disclaim beneficial ownership of any shares held by the Stillwater Parties in which they do not have a pecuniary interest. The business address of Stillwater Capital Partners, Inc. is 41 Madison Avenue, New York, New York 10010.

(7)
Allius Ltd. is a British Virgin Islands company formed by Dr. Gary T. Hirst, the Company’s president and a director, and Noble Investment Fund Limited, for the purpose of owing ordinary shares. Dr. Hirst and Noble Investment Fund Limited each own 50% of the outstanding members interests in Allius Ltd. and are co-managers of Allius Ltd. Accordingly, shares listed for each of Dr. Hirst and Noble Investment Fund Limited include all shares owned by Allius Ltd. and the shares listed for Dr. Hirst also include 125,000 shares owned directly by Dr. Hirst.  Dr. Hirst is also a director of ICA, which owns 58,600 ordinary shares, though he disclaims beneficial ownership of such shares.

Directors and Executive Officers

Information regarding the directors and executive officers of the Company following the consummation of the Acquisitions is set forth under “Directors and Management” beginning on page 176 of the Proxy Statement, which information is incorporated herein by reference. To the extent applicable, the information regarding the directors and executive officers of the Company following the consummation of the Acquisitions set forth under “Departure of Directors and Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Officers” of this interim report on Form 6-K is also incorporated herein by reference.

Executive Compensation

Information regarding director and executive officer compensation of the Company prior to the completion of the Acquisitions is set forth under “Directors and Management—Prior Executive Compensation” beginning on page 183 of the Proxy Statement.

Information regarding the compensation of the Company’s directors and executive officers after the completion of the Acquisitions is set forth under “Directors and Management—Directors and Executive Officer Compensation” on page 183 of the Proxy Statement, which information is incorporated herein by reference.

Employment Agreements

On January 1, 2010, the Company entered into an employment agreement (the “Employment Agreement”) with Marshall Manley, pursuant to which, among other things, Mr. Manley served as Executive Vice President until the consummation of the Acquisitions and, thereafter, will serve as Chief Executive Officer of the Company.  Further information regarding the Employment Agreement is set forth under “Directors and Management—Employment Agreements” beginning on page 184 of the Proxy Statement, which information is incorporated herein by reference.

The summary of the material provisions of the Employment Agreement in the Proxy Statement is qualified in its entirety by reference to the complete text of the Employment Agreement, a copy of which was filed as Exhibit 10.10 to the Company’s interim report on Form 6-K filed on January 7, 2010.

Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions of the Company is set forth under “Certain Relationships and Related Transactions” beginning on page 173 of the Proxy Statement, which information is incorporated herein by reference. Information regarding director independence is set forth under “Directors and Management—Director Independence” beginning on page 179 of the Proxy Statement, which information is incorporated herein by reference.

Legal Proceedings

Information regarding the legal proceedings of the Company and Amalphis is set forth under “Business of ASSAC—Legal Proceedings” on page 91 of the Proxy Statement and under “Business of Amalphis—Legal Proceedings” on page 107 of the Proxy Statement, which information is incorporated herein by reference.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Historical market price information regarding the Company’s securities is set forth under “Price Range of Securities and Dividends” on page 33 of the Proxy Statement, which information is incorporated herein by reference.

Recent Sales of Unregistered Securities

Effective January 1, 2010, the Company entered into a stock purchase and management agreement with Marshall Manley and Marseilles Capital LLC, a Delaware limited liability company wholly owned by Mr. Manley, pursuant to which the Company sold 5,333,333 ordinary shares to Mr. Manley at a price of $3.75 per share (the “Manley Agreement”).  Further information regarding the Manley Agreement is set forth under “Directors and Management—Director and Officer Compensation” beginning on page 183 of the Proxy Statement, which information is incorporated herein by reference.

The summary of the material provisions of the Manley Agreement in the Proxy Statement is qualified in its entirety by reference to the complete text of the Manley Agreement, a copy of which was filed as Exhibit 10.9 to the Company’s interim report on Form 6-K filed on January 7, 2010.

Description of Company’s Securities

A description of the Company’s ordinary shares, preferred shares and warrants is set forth under “Description of Share Capital” beginning on page 186 of the Proxy Statement, which information is incorporated herein by reference.

Financial Statements and Exhibits

Information concerning the financial information of the Company, Amalphis and Northstar set forth below under “Financial Statements and Exhibits” of this interim report on Form 6-K is incorporated herein by reference.

Departure of Directors and Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Officers

Effective immediately upon consummation of the Acquisitions, Michael Hlavsa and Stuart Sundlun were removed as directors of the Company and the following persons were appointed as directors of the Company: Marshall Manley, Michael Kantor and Jack Doueck.  In addition, Marshall Manley was appointed Chief Executive Officer of the Company and Tore Nag was appointed as Chief Operating Officer of the Company.

The biographical information of Messrs. Manley, Kantor, Doueck and Nag is incorporated herein by reference from the section entitled “Directors and Management” beginning on page 176 of the Proxy Statement. To the extent applicable, the information under “Certain Relationships and Related Transactions” beginning on page 173 of the Proxy Statement is incorporated herein by reference. To the extent applicable, the description of the Employment Agreement and the Manley Agreement set forth above in this interim report on Form 6-K is incorporated herein by reference.

The audit committee of the Company’s board of directors is comprised of Keith Laslop, Leonard de Waal and Arie van Roon, with Mr. Laslop serving as chairman and financial expert. The compensation committee of the Company’s board of directors is comprised of Gary Hirst, Keith Laslop and Arie van Roon, with Mr. van Roon serving as the chairman. The nominating, governance and public affairs committee of the Company’s board of directors is comprised of Michael Kantor, Marshall Manley and Arie van Roon, with Mr. Kantor serving as the chairman.

The members of the Company’s board of directors (other than Messrs. Manley and Doueck) will be paid annual director’s fees in the amount of $150,000.  Such fees will be paid on the last day of each calendar quarter in cash; provided, that the directors shall have the right, in lieu of cash, to request and receive payment of such fee in the form of additional ordinary shares of the Company, valued at the closing market price of our shares on the last business day of each calendar quarter.

Change in Shell Company Status

To the extent applicable, the information above under “Completion of Acquisitions” of this interim report on Form 6-K is incorporated herein by reference.

Financial Statements and Exhibits

Financial statements of businesses acquired

The financial statements of the Company as of June 30, 2009 and for the six months then ended (unaudited), as of December 31, 2008 and for the fiscal year then ended (audited) and as of December 31, 2007 and for the period March 22, 2007 (inception) to December 31, 2007 (audited) are incorporated herein by reference from the Proxy Statement.

The consolidated financial statements of Amalphis as of September 30, 2009 and for the nine months then ended (unaudited) and as of and for the fiscal years ended December 31, 2007 and 2008 (audited) are incorporated herein by reference from the Proxy Statement.

The consolidated financial statements of Northstar as of September 30, 2009 and for the six months then ended (unaudited) and as of and for the fiscal years ended March 31, 2009 (unaudited) and March 31, 2008 and 2007 (audited) are incorporated herein by reference from the Proxy Statement.

Pro forma financial information

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the Acquisitions, are factually supportable and, in the case of the unaudited pro forma statement of operations, are expected to have a continuing impact on the combined results. The adjustments presented in the unaudited condensed combined pro forma financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company giving effect to the consummation of the Acquisitions.

This information should be read together with the historical financial statements of the Company and the notes thereto, the historical financial statements of Amalphis and the notes thereto, the historical financial statements of Northstar and the notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ASSAC,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Amalphis,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Northstar,” in each case included in the Proxy Statement.

The unaudited condensed combined pro forma financial statements are presented for informational purposes only and are subject to a number of uncertainties and assumptions and does not purport to represent what the companies’ actual performance or financial position would have been had the transaction occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any future date or for any future period.

ASIA SPECIAL SITUATION ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements give effect to the following proposed transactions which collectively comprise the Business Combination, which are expected to be consummated pursuant to the Transaction Documents by and between the parties set out below:

•
ASSAC will issue to Amalphis 57,000 Preferred Shares in consideration of shares in Amalphis equal to an 81.5% controlling interest in the equity of Amalphis (the “Amalphis Acquisition”), which shares are assumed to be converted into 7.6 million Ordinary Shares of ASSAC.

•
ASSAC will simultaneously acquire approximately $588 million of the net assets of certain funds (comprised of certain asset backed lending funds, real estate funds and hedge funds), subject to appraisal, managed by Stillwater Capital Partners, Inc and its affiliates in exchange for 541,275 of ASSAC Preferred Shares (the “Stillwater Asset Purchase”), which shares are assumed to be converted into 72,170,000 Ordinary Shares of ASSAC based on an assumed appraised net value of approximately $541.3 million.

•
ASSAC will simultaneously acquire approximately $114 million of the net assets of certain funds managed by Wimbledon Financing Master Fund Ltd in exchange for 114,000 of ASSAC Preferred Shares, which are assumed to be converted into 15,200,000 of Ordinary shares, assuming no appraisal and audit adjustments and 30,000 of ASSAC Preferred Shares (based on 75% of the value of the $40 million of “other securities”) which are assumed to be converted into 4,000,000 of ASSAC Ordinary Shares (the “Wimbledon Asset Purchase).

•
Subsequent to the above closing, ASSAC will acquire all of the outstanding share capital and capital stock of Northstar Group Holdings, Inc. in consideration of $7 million in cash (the “Northstar Acquisition”).

The Amalphis Acquisition

The Amalphis Acquisition will be accounted for under the purchase method of accounting in accordance with International Financial Reporting Standard 3R, “Business Combinations (Revised)” (IFRS 3R). Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 4 to these unaudited pro forma condensed combined financial statements, is allocated to the net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction.  Any excess of the purchase price over the estimated fair value of the net assets acquired (including both tangible and identifiable intangible assets) is allocated to goodwill.

ASIA SPECIAL SITUATION ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The Northstar Acquisition

The Northstar Acquisition will be accounted for under the purchase method of accounting in accordance with IFRS 3R. Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 5 to these unaudited pro forma condensed combined financial statements, is allocated to the net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction.  Any excess of the purchase price over the estimated fair value of the net assets acquired (including both tangible and identifiable intangible assets) is allocated to goodwill.

****

The unaudited pro forma condensed combined financial statements presented below have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and include adjustments to give effect to the Amalphis Acquisition, Northstar Acquisition and the Stillwater and Wimbledon asset purchases. The pro forma adjustments are described in the accompanying notes presented on the following pages.  There were no significant intercompany balances or transactions between ASSAC, Amalphis or Northstar as of or for any of the periods presented. Certain reclassification adjustments have been made to conform the historical accounting policies of Amalphis and ASSAC to the basis of presentation and accounting policies to be used by combined entities following the Business Combination.

The unaudited pro forma condensed combined balance sheet as of June 30, 2009 combines the balance sheet of ASSAC at June 30, 2009 with the balance sheet of Northstar and Amalphis as of September 30, 2009.  The unaudited pro forma condensed combined balance sheet as of June 30, 2009 gives effect to the Business Combination as if it was consummated on June 30, 2009.

The unaudited pro forma condensed combined statement of operations for the year ending December 31, 2008 includes ASSAC and Amalphis results of operations for the year ended December 31, 2008 and Northstar results of operations for the year ending March 31, 2009.  The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2009 includes ASSAC results of operations for the six months ended June 30, 2009 with Northstar’s and Amalphis’s results of operations for the six months ended September 30, 2009. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2008 and the six months ended June 30, 2009, gives effect to the Business Combination as if it was consummated on January 1, 2008.

The unaudited pro forma condensed combined balance sheet as of June 30, 2009 and the unaudited pro forma condensed combined statement of income for the year ended December 31, 2008 and six month ended June 30, 2009, have been prepared assuming two different assumptions as follows:

•	Reflects the purchase of Amalphis and the Stillwater and Wimbledon asset purchases.; and

ASIA SPECIAL SITUATION ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

•	Reflects the Northstar acquisition.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and accompanying notes of ASSAC, which are included in this joint proxy statement/prospectus, the historical combined financial statements and accompanying notes of the Amalphis, which are included in this joint proxy statement/prospectus, and the historical consolidated financial statements and accompanying notes of Northstar, which are also included in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent the financial condition or results of operations had the acquisition been completed as of the dates indicated, nor are they necessarily indicative of future consolidated results of operations or financial position.

ASIA SPECIAL SITUATION ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

	ASSAC (Note 1a)	Amalphis (Note 2a)	Pro Forma Adjustments	Adjustment Reference (Note 4)	Pro Forma Combined	Northstar (Note 5a)	Pro Forma Adjustments for Northstar	Adjustment Reference (Note 6)	Pro Forma Combined with Northstar
	(United States Dollars)

ASSETS
Cash and cash equivalents	$31,000	$937,000	$2,252,000	4c,4e,4g,4h, 4l,4m	$3,220,000	$1,770,000	$(7,200,000)	6a,6b	$(2,210,000)
Restricted cash	-	-	-		-	8,118,000	-		8,118,000
Other assets	249,000	49,000	-		298,000	2,028,000	-		2,326,000
Insurance premium receivable	-	5,938,000	-		5,938,000	-	-		5,938,000
Investments	-	40,391,000	709,275,000	4b,4f,4k	749,666,000	170,782,000	(120,000,000)	6e	800,448,000
Investment in Trust Account	115,000,000	-	(115,000,000)	4c	-	-	-		-
Deferred finance costs, net	366,000	-	-		366,000	-	-		366,000
Goodwill/Intangible Assets	-	16,521,000	(10,117,000)	4a	6,404,000	-	5,417,000	6d	11,821,000
Funds withheld	-	-	-		-	489,410,000	-		489,410,000
Deferred acquisition costs	-	-	-		-	110,214,000	-		110,214,000
TOTAL ASSETS	115,646,000	63,836,000	586,410,000		765,892,000	782,322,000	(121,783,000)		1,426,431,000

LIABILITIES
Trade and other payables	975,000	209,000	10,826,000	4m	12,010,000	918,000	-		12,928,000
Borrowings	1,312,000	-	(1,312,000)	4g	-	10,000,000	-		10,000,000
Management fee payable	-	-	24,000,000	4k	24,000,000	-	-		24,000,000
Unearned premium reserve	-	1,624,000	-		1,624,000	51,917,000	-		53,541,000
Due to underwriters	3,450,000	-	(3,381,000)	4n	69,000	-	-		69,000
Interest sensitive contract liabilities	-	-	-		-	576,664,000	-		576,664,000
Ordinary shares subject to possible redemption	-	-	-	4d, 4e	-	-	-		-
Reinsurance balances payable	-	-	-		-	21,240,000	-		21,240,000
Loss reserves	-	4,421,000	-		4,421,000	-	-		4,421,000
TOTAL LIABILITIES	5,737,000	6,254,000	30,133,000		42,124,000	660,739,000	-		702,863,000

Ordinary shares subject to possible redemption	40,250,000	-	(40,250,000)	4d	-	-	-		-

EQUITY

Preferred shares	-	36,000,000	(36,000,000)	4i	-	-	-		-
Treasury stock (7,916,656 ordinary shares at cost)	-	-	(79,629,000)	4l	(79,629,000)	-	-		(79,629,000)
Subscription receivable-Ordinary shares	-	-	(20,300,000)	4j	(20,300,000)	-	-		(20,300,000)
Ordinary shares / Common stock	1,000	2,000	9,000	4a,4b,4e,4f, 4i,4j,4m	12,000	2,133,000	(2,133,000)	6c	12,000
Additional paid in capital	71,036,000	4,444,000	768,402,000	4b,4e,4f,4i, 4j,4m,4n	843,882,000	153,411,000	(153,411,000)	6c	843,882,000
Minority Interest	-	3,175,000	5,606,000	4a,4i	8,781,000	-	-		8,781,000
Retained earnings (accumulated losses)	(1,378,000)	13,961,000	(41,561,000)	4h,4i,4j,4m	(28,978,000)	(33,961,000)	33,761,000	6b,6c	(29,178,000)
TOTAL SHAREHOLDERS' EQUITY	69,659,000	57,582,000	596,527,000		723,768,000	121,583,000	$(121,783,000)		723,568,000
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	$115,646,000	$63,836,000	$586,410,000		$765,892,000	$782,322,000	$(121,783,000)		$1,426,431,000

	Historical
	ASSAC	Amalphis	Pro Forma Adjustments	Adjustment Reference	Pro Forma Combined	Northstar	Pro Forma Adjustments for Northstar	Adjustment Reference	Pro Forma Combined for Northstar
	(Note 1c)	(Note 2c)	(Note 4)	(Note 4)		(Note 5c)	(Note 6)	(Note 6)
	(United States Dollars)

Revenues

Net premiums earned	$-	$11,618,000	$-		$11,618,000	$59,572,000	$-		$71,190,000
Investment income (loss)	-	5,809,000	-		5,809,000	(38,331,000)	-		(32,522,000)
Interest and fee income on policies	-	-	-		-	20,870,000	-		20,870,000
Other income	-	-	-		-	1,200,000	-		1,200,000
Interest income	2,054,000	41,000	(2,054,000)	4aa	41,000	32,000	-		73,000
Total revenues	2,054,000	17,468,000	(2,054,000)		17,468,000	43,343,000	-		60,811,000

Expenses
Loss and loss adjustment expenses	-	9,111,000	-		9,111,000	66,415,000	-		75,526,000
Policy acquisition costs	-	2,420,000	-		2,420,000	-	-		2,420,000
General, adminitrative and diligence expenses	1,902,000	103,000	-		2,005,000	6,338,000	-		8,343,000
Management fee	-	-	-		-	-	-		-
Foreign exchange loss	-	-	-		-	14,395,000			14,395,000
Interest expense	23,000	-	(23,000)	4bb	-	1,154,000	-		1,154,000
Total expenses	1,925,000	11,634,000	(23,000)		13,536,000	88,302,000	-		101,838,000

Income (loss) before income tax provision	129,000	5,834,000	(2,031,000)		3,932,000	(44,959,000)	-		(41,027,000)

Income tax provision	-	-	-		-	-			-
Net income (loss)	$129,000	$5,834,000	$(2,031,000)		$3,932,000	$(44,959,000)	$-		$(41,027,000)

Earnings (loss) per share:
Basic	$0.01	$2.39			$0.04	$(21.08)	$-		$(0.38)
Diluted	$0.01	$2.39			$0.04	$(21.08)	$-		$(0.38)

Weighted average shares outstanding:
Basic	13,278,000	2,437,500	94,582,000	4cc	107,860,000	2,133,000			107,860,000
Diluted	16,017,000	2,437,500	94,582,000	4cc	110,599,000	2,133,000	-		110,599,000

	Historical
	ASSAC	Amalphis	Pro Forma Adjustments	Adjustment Reference	Pro Forma Combined	Northstar	Pro Forma Adjustments	Adjustment Reference	Pro Forma Combined with Northstar
	(Note 1b)	(Note 2b)	(Note 4)	(Note 4)		(Note 5b)	(Note 6)	(Note 6)
	(United States Dollars)

Revenues
Net premiums earned	$-	$6,904,000	$-		$6,904,000	$11,028,000	$-		$17,932,000
Investment income (loss)	-	5,496,000	-		5,496,000	4,807,000	-		10,303,000
Interest and fee income on policies		-	-		-	23,259,000	-		23,259,000
Other income		-	-		-	600,000	-		600,000
Interest income	360,000	-	(360,000)	4aa	-	1,000	-		1,000
Total revenues	360,000	12,400,000	(360,000)		12,400,000	39,695,000	-		52,095,000

Expenses
Loss and loss adjustment expenses	-	5,680,000	-		5,680,000	18,098,000	-		23,778,000
Policy acquisition costs	-	1,017,000	-		1,017,000	-	-		1,017,000
General, adminitrative and diligence expenses	1,467,000	210,000	-		1,677,000	2,077,000	-		3,754,000
Management fee	-	-	-		-	-	-		-
Foreign exchange loss	-	-	-		-	2,000	-		2,000
Interest expense	397,000	-	(397,000)	4bb	-	221,000	-		221,000
Total expenses	1,864,000	6,907,000	(397,000)		8,374,000	20,398,000	-		28,772,000

Income (loss) before income tax provision	(1,504,000)	5,493,000	37,000		4,026,000	19,297,000	-		23,323,000

Income tax provision	-	-	-		-	-	-		-
Net income (loss)	$(1,504,000)	$5,493,000	$37,000		$4,026,000	$19,297,000	$-		$23,323,000

Earnings (loss) per share:
Basic	$(0.11)	$2.25				$9.05			$0.21
Diluted	$(0.11)	$2.25				$9.05			$0.21

Weighted average shares outstanding:
Basic	14,000,000	2,437,500	94,582,000	4cc	108,582,000	2,133,000			108,582,000
Diluted	14,000,000	2,437,500	98,078,000	4cc	112,078,000	2,133,000			112,078,000

ASIA SPECIAL SITUATION ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1 – HISTORICAL FINANCIAL STATEMENTS OF ASSAC

The historical financial statements of ASSAC for the year ended December 31, 2008 and as of and for the six months ended June 30, 2009, which are included in this joint proxy statement/prospectus, were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain significant respects from IFRS.  Certain balances relating to ordinary shares subject to possible redemption required reclassifications in the historical financial position of ASSAC as of June 30, 2009 from US GAAP to IFRS.

(a)	Derived from the unaudited historical financial position of ASSAC as of June 30, 2009

(b)	Derived form the unaudited historical results of operations of ASSAC for the six months ended June 30, 2009.

(c)	Derived from the audited historical results of operations of ASSAC for the year ended December 31, 2008.

NOTE 2 – HISTORICAL FINANCIAL STATEMENTS OF AMALPHIS

The historical financial statements of Amalphis for the year ended December 31, 2008 and as of and for the six months ended September 30, 2009, which are included in this joint proxy statement/prospectus, were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain significant respects from IFRS.

(a)
Derived from the unaudited historical financial position of Amalphis as of September 30, 2009, which are consolidated into the financial statements of Rineon Group, Inc, the parent company of Amalphis.  Rineon Group, Inc. did not have any material balances.

(b)
Derived from the unaudited historical results of operations of Amalphis for nine months ended September 30, 2009 less the unaudited historical results of operations of Amalphis for the three months ended March 31, 2009. The Amalphis financial statements are consolidated with and into the financial statements of its parent company, Rineon Group, Inc.  Rineon Group, Inc. did not have significant operations.

(c)	Derived from the audited historical results of operations of Amalphis for the year ended December 31, 2008.

NOTE 3 – DESCRIPTION OF THE TRANSACTIONS

AMALPHIS ACQUISITION

ASSAC has entered into an agreement to acquire a controlling interest (81.5%) in Amalphis Group, Inc (“Amalphis”), who owns 100% of Allied Provident Insurance Company Ltd., a Barbados property and casualty insurance and reinsurance company (“Allied Provident”).  In addition, ASSAC has a right of first refusal to purchase the remaining equity interest in Amalphis.

In consideration for its acquisition of such controlling interest, ASSAC will pay to Amalphis. 57,000 shares of ASSAC Series A preferred stock (the “ASSAC Preferred Shares”) having a liquidation value of $1,000 per share.  The ASSAC Preferred Shares automatically convert into 7.6 million ASSAC ordinary shares (the “Conversion Shares”) at a conversion price of $7.50 per share, commencing on July 31, 2010, at the rate of 1/6 of the Conversion Shares per month through December 31, 2010. The estimated fair value of the ASSAC Preferred Shares on December 28, 2009 is approximately $38.7 million, valued using the most recent bid price of ASSAC Ordinary Shares ($9.91), adjusted for the dilution and dividend provided to ASSAC public shareholders who approved the transaction, which results in an adjusted fair value of approximately $5.09.

ASIA SPECIAL SITUATION ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The Amalphis Acquisition will be accounted for under the purchase method of accounting in accordance with IFRS 3R. Under the purchase method of accounting, the total estimated purchase price, as calculated in the table below, is allocated to the net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction.  Any excess of the purchase price over the estimated fair value of the net assets acquired (including both tangible and identifiable intangible assets) is allocated to goodwill.

STILLWATER AND WIMBLEDON ASSET PURCHASE

ASSAC has entered into a series of agreements to acquire the assets of a number of investment funds formed in Delaware (the “Stillwater Domestic Funds”) and the Cayman Islands (the “Stillwater Offshore Funds” and with the Domestic Funds, the “Stillwater Funds”), that make investments in asset backed loans, real estate and diverse investments in other hedge funds (sometimes referred to as “fund of funds”).  Stillwater Capital Partners, Inc. (“Stillwater”) is the investment manager and, through an affiliated entity, the general partner of the Stillwater Funds.  ASSAC will acquire, through merger transactions, 100% of the equity of the Stillwater Domestic Funds and, through asset purchase agreements, substantially all of the assets, subject to assumption of the liabilities, of the Stillwater Offshore Funds.  The estimated total net asset value (or “NAV”) of all of the Stillwater Funds as at December 31, 2009, is expected to be approximately $588 million.  The pro forma financial statements assume that the appraised value of the net assets acquired will be approximately $541 million.  The term “NAV” is defined to mean (a) the aggregate fair market values of the assets of the applicable Stillwater Fund(s) (including loan participations), calculated (i) as to the Stillwater lending funds and the Stillwater real estate funds (both Delaware and Cayman) at the lower of original investment cost or market value, and (ii) as to the Stillwater fund of funds (both Delaware and Cayman) at the market value of the portfolios of the investee-Funds, as at December 31 2009, less (b)  any liabilities or obligations of such Stillwater Fund(s) as at December 31, 2009.

The sole consideration for the acquisition of the Stillwater Funds will be the issuance of approximately 542,045 additional ASSAC Preferred Shares, having the same terms and conditions as the ASSAC Preferred Shares being issued for the controlling equity in Allied Provident.   However, the number of Conversion Shares (based on the $7.50 per share conversion price) that will be issuable on July 31, 2010 to the partners of the Stillwater Domestic Funds and to the Stillwater Offshore Funds (or their shareholders) will be based upon the audited and appraised NAV of each of the Stillwater Funds and subject to a post closing adjustment.  It is anticipated that the estimated $588 million NAV of the Stillwater Funds, following such NAV appraisals will be reduced to approximately $541 million and the aggregate number of Conversion Shares will be approximately 72,170,000 ASSAC ordinary shares.

In addition to its acquisition of the Stillwater Funds, prior to January 23, 2010, Allied Provident will acquire all of the net assets of the Wimbledon Master Finance Fund Ltd., a Cayman Island fund of funds (the “Wimbledon Fund”), consisting of approximately $114.0 million of estimated NAV that invests in other hedge funds . ASSAC will issue additional ASSAC Preferred Shares based on the estimated NAV ($114.0 million) of the Wimbledon Fund.  The 114,000 ASSAC Preferred Shares will also contain the same post-closing NAV Appraisal and audit adjustments and conversion terms as the Series A Preferred Shares issuable in connection with the Stillwater Funds transactions. Assuming that, as a result of such post-closing NAV Appraisal and audit adjustments, the appraised NAV of the Wimbledon Fund remains approximately $114.0 million, at total of 15,200,000 ordinary shares will be issued to the Wimbledon Fund or its shareholders and 4,000,000 ordinary shares will be issued to the holders of the additional securities transferred to Allied Provident.

ASIA SPECIAL SITUATION ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Following the Closing, ASSAC may also enter into separate asset or share purchase agreements to acquire all or certain of the net assets or securities of the Stillwater Matrix Cayman Funds.  The estimated unaudited net asset value of this fund at December 31, 2009 is approximately $127.0 million.  To the extent that ASSAC acquires such net assets or securities, they would be acquired at 90% of their estimated unaudited net asset values and ASSAC would issue a maximum of 114,300 Preferred Shares in exchange thereof, which will be convertible into approximately 15,240,000 ordinary shares.  The pro forma does not include an adjustment for this scenario.

NOTE 4 – PRO FORMA ADJUSTMENTS

Descriptions of the adjustments included in the unaudited pro forma balance sheet and statement of operations are as follows:

(a)
Reflects the issuance of 57,000 shares of ASSAC Series A preferred stock in consideration of a controlling interest (81.5%) in Allied Provident Insurance Company Ltd. And elimination of all components of the historical shareholders equity of Amalphis. This also reflects the excess of the purchase price over the estimated fair value of the net assets acquired. The Series A preferred shares, which are convertible into 7.6 million ASSAC ordinary shares, valued using the most recent bid price of ASSAC Ordinary Shares ($9.91), adjusted for the dilution, which results in an adjusted fair value of approximately $5.09.

The preliminary determination and allocation of purchase price, which is subject to further management review and may change materially between the preliminary valuation date and the closing date of the Business Combination.  The final allocation of purchase price will be based on appraisals of the fair value of assets and liabilities acquired. The preliminary allocation is as follows:

Amount
('000)

Total consideration value	$47,465

Fair value of non-controlling interest	8,781

Purchase price consideration for 81.5% controlling interest	$38,684

Total consideration value	$47,465

Historical Book value of net assets acquired	41,061

Estimated Goodwill	$6,404

ASIA SPECIAL SITUATION ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(b)	To record the issuance of 541,275 Series A Preferred Shares for the purchase of $541 million in Stillwater net assets which are expected to be converted into 72,170,000 ASSAC ordinary shares.

(c)
Reflects the release of ASSAC’s restricted cash held in trust and the transfer of the balance to cash and cash equivalents, assuming that no shareholders of ASSAC seek to convert their shares into a pro rata share of the trust account.

(d)	Reflects the reclassification of the conversion value of ASSAC ordinary stock subject to possible redemption, which is classified as mezzanine under US GAAP, to liabilities in accordance with IFRS.

(e)
Reflects the redemption of 3,278,991 ASSAC ordinary shares at their redemption value of $10 per share and the reclass of the remaining balance of ordinary shares subject to possible redemption to permanent equity.

(f)
To record the issuance of 114,000 Series A Preferred Shares for the purchase of $114 million in Wimbledon net assets and the issuance of 30,000 Series A Preferred Shares for the purchase of $30 million in additional assets.  The 144,000 Series A Preferred Shares are convertible into 19,200,000 ordinary shares..

(g)	Reflects the repayment of ASSAC promissory notes that were payable on the earlier of January 16, 2010 or consummation of a business combination.

(h)	To reflect the $3.2 million White Energy termination fee received by ASSAC

(i)	Eliminates all components of the historical equity of Amalphis.

(j)
Reflects the sale of 5,413,333 ASSAC restricted Ordinary Shares to management of ASSAC in consideration of a limited recourse promissory note in the amount of $20.3 million ($3.75 per share).  The difference in the adjusted fair value of the $5.09 (see 5a above) to the $3.75 sale price aggregates to approximately $7.3 million. This amount will be charged to earnings.

(k)
Reflects $24 million in accrued and unpaid management fees and incentive fees earned in connection with their prior management of the Stillwater Funds.  This amount will be paid after Closing out of available cash flows as approved by ASSAC.

(l)	To record the repurchase of 7,916,656 ASSAC ordinary shares for the aggregate purchase price of approximately $79.6 million.

(m)
Reflects  the $23.5 million in estimated costs directly attributable to the Amalphis, Stillwater and Wimbledon transactions relating to attorneys, accountants and other advisors fees.  Of this amount, approximately $10.5 million will be satisfied through the issuance of 1,394,333 ASSAC ordinary shares.

(n)
To reflect the forfeiture of approximately $3.4 million of fees due underwriter for redemptions by shareholders. Amount reflected is what management believes is owed in accordance with the underwriting agreement.  However, this amount is being disputed by the underwriter who believes it should be no less than $2.3 million.

(aa)	Reflects the elimination of annual interest income as a result of a reduction in cash and cash equivalents.

ASIA SPECIAL SITUATION ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(bb)	Reflects the elimination of borrowing costs.

(cc)	Reflects adjustments necessary to the historic weighted average number of shares outstanding. The adjustment reflects the following:

Shares issued for purchase of Amalphis	4a	7,600,000

Redeeming Ordinary Shares	4e	(3,278,991)

Repurchase of Ordinary Shares - Held in Treasury	4l	(7,916,656)

Subscription agreement by Director	4j	5,413,333

Transaction Costs	4m	1,394,333

Shares issued for Stillwater & Wimbledon asset purchase	4b,4d	91,370,000

Total ASSAC ordinary shares issued		94,582,019

NOTE 5 – HISTORICAL FINANCIAL STATEMENTS OF NORTHSTAR

The historical financial statements of Northstar Group Holdings, Inc. for the year ended March 31, 2009 and as of and for the six months ended September 30, 2009, were prepared in accordance with IFRS and are included in this joint proxy statement/prospectus.

(a)	Derived from the unaudited historical financial position of Northstar as of September 30, 2009.

(b)	Derived from the unaudited historical results of operations for Northstar for the six months ended September 30, 2009.

(c)	Derived from the audited historical results of operations of Nothstar for the year ended March 31, 2009.

NOTE 6 – DESCRIPTION OF THE TRANSACTION

NORTHSTAR ACQUISITION

ASSAC has entered into an agreement to acquire for $7 million in cash, all of the equity of Northstar Holdings Group, Inc., a Bermuda corporation (“Northstar”), which owns 100% of Northstar Reinsurance Ltd., a Bermuda corporation (“Northstar Re Bermuda”) and Northstar Reinsurance Ltd., a corporation organized under the laws of Ireland (“Northstar Re Ireland” and with Northstar Re Bermuda, the “Northstar Insurance Companies”).  The proposed transaction with Northstar is subject to a number of conditions, including (i) execution of mutually acceptable agreements, (ii) regulatory approvals in Ireland, (iii) the renegotiation or replacement of certain letters of credit and a line of credit aggregating $55.0 million issued by a Commerzbank to Northstar and its subsidiaries by not later than June 30, 2010, and (iv) the return by June 30, 2010 of approximately $120.0 million of assets contributed to the Northstar Insurance Companies by certain investor stockholders of Northstar.

ASIA SPECIAL SITUATION ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The Northstar Acquisition will be accounted for under the purchase method of accounting in accordance with IFRS 3R. Under the purchase method of accounting, the total estimated purchase price, as calculated in the table below, is allocated to the net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction.  Any excess of the purchase price over the estimated fair value of the net assets acquired (including both tangible and identifiable intangible assets) is allocated to goodwill.

Descriptions of the adjustments included in the unaudited pro forma balance sheet and statement of operations are as follows:

(a)
Reflects the $7.0 million in consideration for the purchase of Northstar equity.  Prior to the acquisition, ASSAC will need to enter into a financing arrangement or liquidate some of the Stillwater assets acquired to fund the purchase.

(b)	Reflects the costs related to professional fees to attorneys, accountants and other advisors in connection with the Northstar Acquisition.

(c)	Reflects the elimination of all components of the historical shareholders’ equity of the Northstar.

(d)	Reflects the excess of the purchase price over the estimated fair value of the net assets acquired (including both tangible and identifiable intangible assets).

The preliminary determination and allocation of purchase price, which is subject to further management review and may change materially between the preliminary valuation date and the closing date of the Business Combination.  The final allocation of purchase price will be based on appraisals of the fair value of assets and liabilities acquired. The preliminary allocation is as follows:

Amount
('000)

Purchase price (a)	$7,000

Historical book value of net assets as of June 30, 2009	$121,583
Less: Investment assets not acquired in transaction (e)	$(120,000)
Adjusted net assets required	$1,583

Estimated goodwill (d)	$5,417

(e)	Reflects the reduction of $120 million in investments not acquired.

Shell company transactions

The information included under “Completion of Acquisitions” of this interim report on Form 6-K is incorporated herein by reference.

Exhibits

Exhibit No.	Description
2.1	Merger Agreements, by and among the Company, Stillwater and each of the Stillwater Delaware funds, effective as of December 31, 2009(1)

2.2	Asset Purchase Agreements, by and among the Company, Stillwater and each of the Stillwater Cayman funds, effective as of December 31, 2009(1)

2.3	Asset Purchase Agreement, by and among the Company, Amalphis, Allied Provident, Weston and the Wimbledon Financing Master Fund, Ltd., effective as of December 31, 2009(1)

2.4	Asset Purchase Agreement, by and among the Company, Amalphis, Allied Provident, Weston and the Wimbledon Real Estate Financing Master Fund, Ltd., effective as of December 31, 2009(1)

2.5
Share Exchange Agreement, by and among the Company, Amalphis, Allied Provident, Weston, the Wimbledon Financing Master Fund, Ltd. and the Wimbledon Real Estate Financing Master Fund, Ltd., effective as of December 31, 2009(1)

10.1
Registration Rights Agreement by and among the Company, Stillwater Capital Partners, Inc., Stillwater Capital Partners, LLC, the Wimbledon Financing Master Fund, Ltd. and the Wimbledon Real Estate Financing Master Fund, Ltd., dated as of January 20, 2010*+

10.2	Management Agreement, between WFM Holdings, Ltd. and Weston Capital Asset Management, LLC, dated as of January 20, 2010*+

10.3	Management Agreement, between WFM Holdings, Ltd. and Weston Capital Asset Management, LLC, dated as of January 20, 2010*+

10.4	Investment Management Agreement, between the Company and Stillwater Capital Partners, Inc., dated as of January 20, 2010*+

10.5	Employment Agreement, between the Company and Marshall Manley, dated as of December 1, 2010(1)

10.6	Share Purchase Agreement, by and among the Company, Marshall Manley and Marseilles Capital LLC, dated as of January 1, 2010(1)

10.7	Agreement, dated January 13, 2010, by and between the Company and Victory Park Capital Advisors, LLC(2)

10.8	Form of Stock Purchase Agreement(2)

*	Filed herewith

+	Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

(1)	Incorporated by reference to the Company’s Interim Report on Form 6-K filed with the SEC on January 7, 2010

(2)	Incorporated by reference to the Company’s Interim Report on Form 6-K filed with the SEC on January 13, 2010

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

GEROVA FINANCIAL GROUP, LTD.

January 26, 2010	By:
/s/ Gary Hirst
Gary Hirst
President

Exhibit Index

Exhibit No.	Description
2.1	Merger Agreements, by and among the Company, Stillwater and each of the Stillwater Delaware funds, effective as of December 31, 2009(1)

2.2	Asset Purchase Agreements, by and among the Company, Stillwater and each of the Stillwater Cayman funds, effective as of December 31, 2009(1)

2.3	Asset Purchase Agreement, by and among the Company, Amalphis, Allied Provident, Weston and the Wimbledon Financing Master Fund, Ltd., effective as of December 31, 2009(1)

2.4	Asset Purchase Agreement, by and among the Company, Amalphis, Allied Provident, Weston and the Wimbledon Real Estate Financing Master Fund, Ltd., effective as of December 31, 2009(1)

2.5
Share Exchange Agreement, by and among the Company, Amalphis, Allied Provident, Weston, the Wimbledon Financing Master Fund, Ltd. and the Wimbledon Real Estate Financing Master Fund, Ltd., effective as of December 31, 2009(1)

10.1
Registration Rights Agreement by and among the Company, Stillwater Capital Partners, Inc., Stillwater Capital Partners, LLC, the Wimbledon Financing Master Fund, Ltd. and the Wimbledon Real Estate Financing Master Fund, Ltd., dated as of January 20, 2010*+

10.2	Management Agreement, between WFM Holdings, Ltd. and Weston Capital Asset Management, LLC, dated as of January 20, 2010*+

10.3	Management Agreement, between WFM Holdings, Ltd. and Weston Capital Asset Management, LLC, dated as of January 20, 2010*+

10.4	Investment Management Agreement, between the Company and Stillwater Capital Partners, Inc., dated as of January 20, 2010*+

10.5	Employment Agreement, between the Company and Marshall Manley, dated as of December 1, 2010(1)

10.6	Share Purchase Agreement, by and among the Company, Marshall Manley and Marseilles Capital LLC, dated as of January 1, 2010(1)

10.7	Agreement, dated January 13, 2010, by and between the Company and Victory Park Capital Advisors, LLC(2)

10.8	Form of Stock Purchase Agreement(2)

*	Filed herewith

+	Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

(1)	Incorporated by reference to the Company’s Interim Report on Form 6-K filed with the SEC on January 7, 2010

(2)	Incorporated by reference to the Company’s Interim Report on Form 6-K filed with the SEC on January 13, 2010